UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K/A

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

December 10, 2013

Commission File Number: 001-35990

Prosensa Holding N.V.

 J.H. Oortweg 21
2333 CH Leiden
The Netherlands
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]                          Form 40-F [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):     [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):     [   ]

EXPLANATORY NOTE

This Amendment No. 1 to Report of Foreign Private Issuer on Form 6-K (“Amendment No. 1”) is being filed by Prosensa Holding N.V. (“Prosensa”) solely to correct an error in the Notice of Extraordinary General Meeting of Shareholders of Prosensa attached as Exhibit 99.2 of Prosensa’s Foreign Private Issuer on Form 6-K filed with the Securities and Exchange Commission on December 10, 2013 (the “Original Report”). The notice inadvertently indicated that the Record Date for shareholders to hold shares in order to attend meeting was January 13, 2014.  The Record Date on which shareholders must own shares in order to attend the meeting is December 26, 2013.

On December 11, 2013, Prosensa posted on its website an updated Notice of Extraordinary General Meeting, which replaces in its entirety the prior notice dated December 10, 2013, to provide for the correction noted above. Furthermore Prosensa will publish a new notice in a Dutch daily newspaper which will replace in its entirety the prior notice in a Dutch daily newspaper dated 11 December 2013. We have attached a copy of the December 11, 2013 notice, which is incorporated herein by reference, as Exhibit 99.2 to this Amendment No. 1.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Prosensa Holding N.V.

By:	/s/ Hans G.C.P. Schikan
	Name:	Hans G.C.P. Schikan
	Title:	Chief Executive Officer

Date: December 12th, 2013

By:	/s/ Berndt Modig
	Name:	Berndt Modig
	Title:	Chief Financial Officer

EXHIBIT INDEX

Exhibit	Description of Exhibit
99.2	Restated Notice of Extraordinary General Meeting of Shareholders of Prosensa